UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of           January          , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934     Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
TELKOM’s Report of Share Buy Back II

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date January 16, 2008	By	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

TELKOM’s Report of Share Buy Back II
No. TEL.07/PR110/COM-10/2008
Jakarta, January 16, 2008, In reference to PT Telekomunikasi Indonesia, Tbk (“TELKOM” or the “Company”) Share Buy Back II Program as approved by the Company’s Annual General Meeting Result dated June 30, 2007 (“AGM Approval”), we hereby inform that as of December 31, 2007, TELKOM has buy back shares through the Indonesia Stock Exchange (“IDX”) amounted to 33,450,000 shares or 15.56% from the maximum amount purchased allowed, with breakdown as follows:

SBB II	Number of		Maximum Number
	Shares	Total Number of	of Shares that May
	Purchased	Shares Purchased	Yet Be Purchased

Period 2007

Jul-07		—	215,000,000
Aug-07	4,600,000	4,600,000	210,400,000
Sep-07	6,450,000	11,050,000	203,950,000
Oct-07		11,050,000	203,950,000
Nov-07	12,900,000	23,950,000	191,050,000
Dec-07	9,500,000	33,450,000	181,550,000

TOTAL SBB II		33.450.000	181.550.000

Under the Share Buy Back II Program, TELKOM may repurchase fom time to time over the eighteen months period following the AGM Approval with maximum number of shares to be repurchased of 215,000,000 Series ‘B’ Shares, whilst the funds reserved to be used for the Share Buy Back II Program is maximum of Rp.2 trillion.
From its previous Share Buy Back I Program that ended on June 21, 2007, TELKOM has repurchased a total of 211,290,500 shares.
As of December 31, 2007, TELKOM has a combined total of 244,740,500 shares recorded in the Company’s Treasury Stock from both its Share Buy Back I and Share Buy Back II Program with a combined total purchased price (including broker commissions) of Rp.2,176,517,107,443,- .
Harsya Denny Suryo
VP Investor Relations and Corporate Secretary
For further information please contact:
PT Telekomunikasi Indonesia, Tbk.
Investor Relations Unit
Tel.: 62-21-5215109
Fax.: 62-21-5220500
E-mail: investor@telkom.co.id
Website: www.telkom-indonesia.com